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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                          STATEMENT ON SCHEDULE 14D-9


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

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                             PALMER WIRELESS, INC.
                           (Name of Subject Company)

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                             Palmer Wireless, Inc.
                      (Name of Person(s) Filing Statement)

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                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

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                                   697033108
                     (CUSIP Number of Class of Securities)

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                             Palmer Wireless, Inc.
                             12800 University Drive
                           Fort Myers, Florida 33907
                           Attention: William J. Ryan
                                 (941) 433-4350

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement

                                 With a copy to
                         David B. H. Martin, Jr., Esq.
                             Hogan & Hartson L.L.P.
                             555 13th Street, N.W.
                             Washington, D.C. 20004

                           Exhibit Index is on page 6
                               Page 1 of 10 Pages



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Item 1.           SECURITY AND SUBJECT COMPANY

                  The name of the subject company is Palmer Wireless, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12800 University Drive, Fort Myers, Florida 33907. The title of the class of equity securities to which this Statement relates is the Class A common stock, par value $.01 per share, of the Company (the "Class A Common Stock").


Item 2.           TENDER OFFER OF THE BIDDER

                  This Statement relates to a tender offer by Price Communications Corporation, a Delaware Corporation ("Price Communications"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated September 5, 1997, to acquire up to 3,000,000 shares of Class A Common Stock (the "Shares") in exchange for shares of Price Communications common stock (the "Exchange Offer"). Under the Exchange Offer, Price Communications will issue Price Communications common stock with an aggregate market value of $18.00 for each Share that is purchased, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1997 and the related Letter of Transmittal. For purposes of determining the exchange ratio, the market value of Price Communications' common stock will be determined by taking the average closing price per share for the five trading days ending on September 12, 1997.

                  According to the Schedule 14D-1, the principal executive offices of Price Communications are located at 45 Rockefeller Plaza, Suite 3200, New York, New York, 10020.


Item 3.           IDENTITY AND BACKGROUND

                  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

                  (b) Except as set forth in this Item 3(b), to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Price Communications or its respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

                  On May 23, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Price Communications and Price Communications Cellular Merger Corp., a wholly-owned subsidiary of Price Communications, pursuant to which Price Communications has agreed to pay $17.50 in cash in exchange for each share of the Company's common stock (the "Merger"). The Merger Agreement was fully executed before the Company learned of Price Communications' intention to submit the Exchange Offer to the Company's stockholders.

                  Certain directors and executive officers of the Company may be deemed to have interests in the Merger. Under the terms of the Merger Agreement, the Company's directors and executive officers who hold options to purchase stock in the Company would be entitled to receive cash payments upon consummation of the Merger. In addition, pursuant to the Merger Agreement, Price Communications has agreed to continue to indemnify current prospective indemnitees of the Company and maintain the current liability insurance policies relating to the Company's executive officers and directors for six years. Also, the employment agreements between the Company and certain of its executive officers provide for cash payments to the officers in the event of their


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termination under certain circumstances, including a change of control of the Company. Please refer to the section of the Proxy Statement entitled "Interests of Certain Persons in the Merger," which is attached hereto as
Exhibit 2, for a full description of these potential interests.


Item 4.           THE SOLICITATION OR RECOMMENDATION

                  (a) THE BOARD OF DIRECTORS IS EXPRESSING NO OPINION AND REMAINING NEUTRAL TOWARDS THE EXCHANGE OFFER.

                  (b) Because the Board believes that the Merger Agreement is fair and in the best interests of the Company and its stockholders and has made no investigation of Price Communications, the ongoing management of the Company's cellular operations by Price Communications or the advisability of an investment in Price Communications stock, the Board of Directors expresses no opinion and remains neutral toward the Exchange Offer. The Board of Directors believes that the decision by the Company's stockholders of whether to tender their shares of common stock pursuant to the Exchange Offer should be based on personal factors, including whether they wish to receive cash or Price Communications common stock for their shares.


Item 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

                  Goldman, Sachs & Co. ("Goldman Sachs") has been retained by the Company to act as financial advisor to the Company with respect to the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated January 29, 1997 between the Company and Goldman Sachs, the Company will pay Goldman Sachs for its services in connection with the sale of 50% or more of the outstanding voting stock or the assets of the Company, a transaction fee calculable as follows: if the aggregate consideration received in exchange for the Company's securities and/or assets is less than or equal to $925 million, the transaction fee shall equal 0.625% of the aggregate consideration; and if the aggregate consideration is greater than $925 million, the transaction fee shall equal $5,781,250 plus 1.25% of the aggregate consideration in excess of $925 million. The Company also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify it against certain liabilities, including liabilities arising under the federal securities laws.

                  Goldman Sachs has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Goldman Sachs may from time to time effect transactions and hold positions in securities of the Company and Price Communications.

                  Except as disclosed therein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Exchange Offer or the Merger.

Item 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

                  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate.

                  (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to sell all Shares over which he or she has sole dispositive power for a cash payment of $17.50 per Share pursuant to the Merger Agreement. Therefore, none


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of the executive officers, directors or affiliates of the Company currently intends to tender any such Shares to Price Communications pursuant to the Exchange Offer.

Item 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

                  (a) The Company is not engaged in any negotiation in response to the Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

                  (b) There are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Exchange Offer that relate to or would result in one or more of the events referred to above.


Item 8.           ADDITIONAL INFORMATION TO BE FURNISHED

                  None.


Item 9.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.

         1        Letter to Stockholders of the Company dated September 5, 1997

         2        Excerpts from Palmer Wireless' Proxy Statement dated August
                  13, 1997*







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*  Included with Schedule 14D-9 mailed to stockholders


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                                   SIGNATURE




                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Palmer Wireless, Inc.


                                        By:
                                           --------------------------
                                             William J. Ryan
Dated September 5, 1997                      President and
                                             Chief Executive Officer


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                               INDEX TO EXHIBITS

                                                                                                  Sequentially
                                                                                                  Numbered
Exhibit No.       Exhibit Description                                                               Page
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

         1        Letter to Stockholders of the Company,
                  dated September 5, 1997....................................................           7

         2        Excerpts from Palmer Wireless' Proxy
                  Statement dated August 13, 1997*...........................................           9




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* Included with Securities 14D-9 mailed to stockholders


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